Condensed Consolidated Interim
Financial Statements

For the Three and Six Months Ended June 30, 2023 and 2022

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		June 30, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$401,835	$531,916
Amounts receivable		86,185	92,161
Inventories		286,741	316,799
Other current assets	4	53,703	49,784
		828,464	990,660

Property, plant and equipment	5	1,248,832	1,272,792
Deferred income tax assets	10	65,200	61,900
Other non-current assets		9,824	10,557
		1,323,856	1,345,249
Total assets		$2,152,320	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$145,827	$199,433
Income tax payable		5,441	1,890
Other current liabilities	4	58,995	73,529
		210,263	274,852

Deferred income tax liabilities	10	18,343	8,719
Provision for reclamation	7	241,065	227,867
Other non-current liabilities		9,093	14,180
		268,501	250,766
Shareholders' equity
Share capital	11	876,034	886,479
Contributed surplus		31,347	29,564
Accumulated other comprehensive income (loss)		4,368	(3,323)
Retained earnings		761,807	897,571
		1,673,556	1,810,291
Total liabilities and shareholders' equity		$2,152,320	$2,335,909
Commitments and contingencies (note 13)
Subsequent events (note 10)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of (Loss) Earnings and Comprehensive (Loss) Income
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)		2023	2022	2023	2022
(except per share amounts)	Notes

Revenue	6	$184,518	$167,654	$411,047	$462,877

Cost of sales
Production costs		153,544	140,351	357,837	284,576
Depreciation, depletion and amortization		23,317	27,939	41,825	65,428
Earnings (loss) from mine operations		7,657	(636)	11,385	112,873

Exploration and evaluation costs		21,036	13,449	38,946	21,609
Corporate administration		10,432	11,511	25,224	23,789
Care and maintenance expense		6,654	7,805	14,488	14,564
Reclamation (recovery) expense	7	(8,238)	(40,910)	7,328	(82,874)
Other operating expenses	8	9,019	3,626	21,909	7,120
(Loss) earnings from operations		(31,246)	3,883	(96,510)	128,665

Other non-operating (income) expenses	9	(1,165)	1,262	(4,345)	6,585
Finance costs		3,106	2,680	6,474	3,572
(Loss) earnings before income tax		(33,187)	(59)	(98,639)	118,508
Income tax expense	10	6,496	2,590	14,494	31,757
Net (loss) earnings		(39,683)	(2,649)	(113,133)	86,751

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	14	11,977	11,482	7,691	9,727
Other comprehensive income		11,977	11,482	7,691	9,727
Total comprehensive (loss) income		$(27,706)	$8,833	$(105,442)	$96,478

(Loss) earnings per share:
Basic	11	$(0.18)	$(0.01)	$(0.52)	$0.29
Diluted	11	$(0.18)	$(0.01)	$(0.52)	$0.28

Cash dividends declared per common share (C$)		$0.07	$0.07	$0.14	$0.14
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2023	2022	2023	2022
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net (loss) earnings		$(39,683)	$(2,649)	$(113,133)	$86,751

Adjustments:
Depreciation, depletion and amortization		24,245	29,204	44,680	67,997
Reclamation (recovery) expense	7	(8,239)	(40,910)	7,327	(82,874)
Share-based compensation expense (recovery)		1,379	(514)	4,500	1,767
Finance costs		3,105	2,681	6,473	3,572
Income tax expense	10	6,496	2,590	14,494	31,757
Income taxes paid		(3,972)	(28,943)	(5,102)	(53,366)
Other		2,121	2,175	2,189	1,143
		(14,548)	(36,366)	(38,572)	56,747
Changes in working capital	12	47,935	32,893	(27,827)	(31,936)
Cash provided by (used in) operating activities		33,387	(3,473)	(66,399)	24,811

Investing activities
Property, plant and equipment additions		(22,785)	(27,747)	(28,887)	(46,905)
Acquisition of the Goldfield Project	16	—	—	—	(176,737)
Proceeds from disposition of property, plant and equipment		—	120	1,472	2,025
Increase in restricted cash	4	—	—	(3,424)	—
Cash used in investing activities		(22,785)	(27,627)	(30,839)	(221,617)

Financing activities
Dividends paid	11	(11,481)	(12,178)	(22,631)	(24,450)
Payment of borrowing costs		(493)	(499)	(1,073)	(1,122)
Repayment of lease obligations		(1,724)	(1,743)	(3,266)	(3,456)
Proceeds from issuances of common shares		198	425	1,462	1,945
Repurchase and cancellation of shares	11	(7,335)	—	(7,335)	—
Cash used in financing activities		(20,835)	(13,995)	(32,843)	(27,083)
Decrease in cash during the period		(10,233)	(45,095)	(130,081)	(223,889)
Cash at beginning of the period		412,068	768,436	531,916	947,230
Cash at end of the period		$401,835	$723,341	$401,835	$723,341

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2023	218,428,681	$886,479	$29,564	$(3,323)	$897,571	$1,810,291
Net loss	—	—	—	—	(113,133)	(113,133)
Other comprehensive income	—	—	—	7,691	—	7,691
Repurchase and cancellation of shares:
Related to the Normal Course Issuer Bid (“NCIB”) (note 11)	(1,271,900)	(7,335)	—	—	—	(7,335)
Related to the effect of share repurchase liability (note 11)	—	(5,705)	—	—	—	(5,705)
Transactions with shareholders:
Share-based compensation expense	—	—	2,655	—	—	2,655
Issued on exercise of stock options	256,583	1,690	(505)	—	—	1,185
Issued under the employee share purchase plan	72,807	441	—	—	—	441
Issued on redemption of restricted share units	50,281	464	(367)	—	—	97
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(22,631)	(22,631)
Balance at June 30, 2023	217,536,452	$876,034	$31,347	$4,368	$761,807	$1,673,556

Balance at January 1, 2022	297,064,750	$984,095	$30,809	$6,829	$1,021,883	$2,043,616
Net earnings	—	—	—	—	86,751	86,751
Other comprehensive income	—	—	—	9,727	—	9,727
Transactions with owners:
Share-based compensation expense	—	—	1,143	—	—	1,143
Issued on exercise of stock options	302,701	2,110	(583)	—	—	1,527
Issued under the employee share purchase plan	55,853	483	—	—	—	483
Issued on redemption of restricted share units	32,749	254	(230)	—	—	24
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(24,450)	(24,450)
Balance at June 30, 2022	297,456,053	$986,942	$31,139	$16,556	$1,084,184	$2,118,821
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.
These financial statements were authorized for issuance by the Board of Directors of the Company on July 31, 2023.
3. Summary of significant accounting policies

These interim financial statements have been prepared using accounting policies consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

During the three and six months ended June 30, 2023, the accounting policy summarized below was applied to the Automatic Share Purchase Plan (“ASPP”) under the Company’s Normal Course Issuer Bid (“NCIB”) program.

IAS 32, Financial Instruments: presentation

The Company entered into the ASPP with an independent broker to repurchase a fixed number or fixed value of the Company’s shares during the blackout period. Such purchases are determined by the broker at its sole discretion based on the purchasing parameters set out by the Company prior to the blackout period commencing. These share buy-back programs contain a contractual obligation for the Company to purchase its own equity instruments, for cash or another financial asset, from the third party. As the Company does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation during the blackout period, the Company recognized a financial liability and an offsetting decrease in share capital.

New standards and amendments issued but not yet effective or adopted are described below:

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:
–Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
–Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
–Clarifying how lending conditions affect classification; and
–Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets, or services.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact on its financial statements from this amendment.
4. Other current assets and liabilities

	June 30, 2023	December 31, 2022
Other current assets
Current portion of derivative assets(1)	$10,767	$11,791
Receivable from Orion(2)	25,000	25,000
Prepaid insurance expenses	2,959	7,213
Deposits for consumable supplies	1,910	1,686
Marketable securities	4,811	830
Restricted cash(3)	3,424	—
Other	4,832	3,264
Total other current assets	$53,703	$49,784
Other current liabilities
Current portion of lease obligations	$4,726	$5,245
Current portion of derivative liabilities(1)	5,450	14,189
Current portion of provision for reclamation (note 7)	12,037	10,942
Deferred milestone payment (note 16)(4)	31,361	30,871
Share repurchase liability (note 11)	5,421	—
Deferred revenue(5)	—	12,282
Total other current liabilities	$58,995	$73,529
(1)Relates to the diesel, foreign exchange, and copper hedging contracts (note 14).
(2)Payment from the Orion Resource Partners (USA) LP (“Orion”) receivable as part of the 2021 disposition of the Greenstone Partnership.
(3)Relates to cash pledged as security against the guarantee letter supporting the pasture land permit at the Öksüt Mine.
(4)The deferred milestone payment related to the acquisition of the Goldfield Project is accreted each period to its stated amount using the effective interest rate method (note 16).
(5)Relates to an advance payment received on the gold and copper concentrate for which the control transferred to a customer in January 2023.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

5. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2022	$835,475	$354,898	$23,910	$57,808	$1,272,091
Balance January 1, 2023	$732,848	$494,571	$14,438	$30,935	$1,272,792
Balance June 30, 2023	$707,755	$486,639	$20,152	$34,286	$1,248,832
(1)Includes exploration and evaluation assets of $237.3 million related to the Goldfield Project and the Kemess Project.

During the six months ended June 30, 2023, $28.8 million of additions were capitalized to PP&E while PP&E with a carrying value of $6.1 million was disposed of, including PP&E with a carrying value of $4.7 million relating to the disposal of non-core mineral properties.

During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 16). During the year ended December 31, 2022, PP&E with a carrying value of $0.6 million was disposed of.
As at December 31, 2022, the Kemess Project’s carrying amount exceeded its estimated fair value less cost of disposal, and an impairment loss of $145.9 million ($138.2 million, net of tax) was recognized in the consolidated statements of (loss) earnings for the year ended December 31, 2022.
6. Revenue
Total revenue consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Gold revenue	$77,412	$58,198	$131,388	$214,423
Copper revenue	41,343	71,439	90,778	139,679
Molybdenum revenue	73,935	66,234	187,439	124,788
Other by-product revenue(1)	5,351	4,184	9,679	7,508
Revenue from contracts with customers	$198,041	$200,055	$419,284	$486,398
Provisional pricing adjustment on concentrate sales(2)	(10,154)	(31,957)	(2,556)	(25,223)
Metal content adjustments on concentrate sales	(3,369)	(444)	(5,681)	1,702
Total revenue	$184,518	$167,654	$411,047	$462,877
(1)Includes silver, rhenium and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 21.8 million pounds of copper, 19,198 ounces of gold, and 251,724 pounds of molybdenum (June 30, 2022 - 33.8 million pounds of copper, 42,505 ounces of gold, and 74,803 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

7. Reclamation
a.Reclamation provision

The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	June 30, 2023	December 31, 2022
Balance, beginning of the period	$238,809	$337,480
Changes in estimate	—	60,980
Changes in inflation expectation	1,611	14,725
Changes in discount rate	5,512	(168,520)
Accretion	4,308	5,616
Liabilities settled	(222)	(3,926)
Foreign exchange revaluation	3,084	(7,546)
Balance, end of the period	$253,102	$238,809
Current portion of reclamation provision	$12,037	$10,942
Non-current portion of reclamation provision	241,065	227,867
Total provision for reclamation	$253,102	$238,809

Centerra’s estimates of future asset for reclamation obligations are based on standards that meet regulatory requirements. The Company estimates its total undiscounted future decommissioning and reclamation costs to be as follows: $227.4$195.2June 30, 2023December 31, 2022$227.4$195.2

Undiscounted Costs	Mount Milligan	Oksut	Endako	Kemess	Thompson Creek	Gemfield
Denominated currency	CAD	USD	CAD	CAD	USD	USD
June 30, 2023	$52,797	$32,057	$63,139	$79,284	$195,081	$277
December 31, 2022	$52,797	$32,057	$63,139	$79,284	$195,081	$277
b.Reclamation (recovery) expense

Reclamation recovery recognized in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income for the three months ended June 30, 2023 was $8.2 million (reclamation recovery of $40.9 million for the three months ended June 30, 2022). The recovery was primarily attributable to an increase in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project. As of June 30, 2023, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.3% to 3.9% (June 30, 2022 - 3.1% to 3.3%) at the Endako Mine, Thompson Creek Mine and the Kemess Project. As of March 31, 2023, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 2.9% to 3.7% (March 31, 2022 - 2.4%) at the Endako Mine, Thompson Creek Mine and the Kemess Project.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Reclamation expense recognized in the condensed consolidated interim statements of (loss) earnings and comprehensive (loss) income for the six months ended June 30, 2023 was $7.3 million (reclamation recovery of $82.9 for the six months ended June 30, 2022). The expense was primarily attributable to the decrease in the risk-free interest rates applied to discount the reclamation cash flows at the Endako Mine and Thompson Creek Mine. As of June 30, 2023, the nominal risk-free interest rate used in discounting the reclamation provision were 3.3% to 3.9% (June 30, 2022 - 3.1% to 3.3%) at the Endako Mine, Thompson Creek Mine and the Kemess Project. As of December 31, 2022, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.3% to 4.0% (December 31, 2021 - 1.9%) at the Endako Mine and Thompson Creek Mine.

8. Other operating expenses

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Selling and marketing(1)	$4,055	$3,184	$6,424	$6,463
Öksüt Mine standby costs(2)	4,961	—	15,380	—
Other, net	3	442	105	657
Other operating expenses	$9,019	$3,626	$21,909	$7,120
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
(2)Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended early June 2023.
9. Other non-operating (income) expenses

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest income(1)	$(4,302)	$(1,128)	$(8,539)	$(1,777)
Foreign exchange loss (gain)	2,098	(2,701)	3,144	(2,278)
Other expenses(2)	1,039	1,913	1,050	972
Kumtor Mine litigation and related costs(3)	—	3,179	—	9,669
Other non-operating (income) expenses	$(1,165)	$1,262	$(4,345)	$6,585
(1)Primarily includes interest on bank term deposits.
(2)Includes $1.4 million loss on disposal of non-core properties during three months ended June 30, 2023.
(3)Primarily includes legal fees related to the Company’s international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and related consulting costs that were all completed in 2022.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Income taxes

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Current income tax expense	$3,325	$419	$9,920	$37,935
Deferred income tax expense (recovery)	3,171	2,171	4,574	(6,178)
Total income tax expense	$6,496	$2,590	$14,494	$31,757

The Company recognized income tax expense of $6.5 million for the three months ended June 30, 2023 compared to $2.6 million for three months ended June 30, 2022. The June 30, 2023current income tax expense and deferred income tax expense for the three months ended June 30, 2023 primarily related to income from the Öksüt Mine and the impact of foreign exchange fluctuation on the deferred tax liability at the Öksüt Mine and the deferred tax asset at the Mount Milligan Mine.

The Company recognized income tax expense of $14.5 million for the six months ended June 30, 2023 compared to $31.8 million for the six months ended June 30, 2022June 30, 2023. The current income tax expense for the six months ended June 30, 2023 primarily related to income from the Öksüt Mine, including a one-time income tax levied by the Turkish government on taxpayers eligible to claim Investment Incentive Certificate benefits in 2022. The deferred income tax expense for the six months ended June 30, 2023 primarily related to the impact of foreign exchange fluctuation on the deferred tax liability at the Öksüt Mine and the deferred tax asset at the Mount Milligan Mine.

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye, increasing the corporate income tax rate from 20% to 25%. The new law applies to tax declarations filed from October 1, 2023 onwards and applies to earnings of corporations, commencing January 1, 2023. As substantive enactment occurred after June 30, 2023, the Company concluded that the change in tax law constitutes a non-adjusting subsequent event under IAS 10 and hence did not have an impact on the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2023. The Company estimates that the change in tax law would otherwise have increased current income tax expense by $0.9 million and the deferred income tax liability by $5.8 million. The Company will reflect the impact of the change in the tax law in the next reporting period.
11. Shareholders' equity
a.Repurchases and cancellation of shares

On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange to establish an NCIB program, under which Centerra may purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ending on October 12, 2023, representing 10% of the public float.

During the six months ended June 30, 2023, the Company repurchased and cancelled 1,271,900 common shares, for the total consideration of $7.3 million at an average price of $5.76 (C$7.61) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the three and six months ended June 30, 2023 included the impact of the cancellation of these common shares.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

On June 29, 2023, the Company initiated the ASPP by authorizing its independent broker to repurchase the fixed total value of Centerra commons shares up to $5.7 million (C$7.6 million) with a certain share price limit during the period ending July 31, 2023. The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.(Loss) earnings per share

Computation for basic and diluted (loss) earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net (loss) earnings	$(39,683)	$(2,649)	$(113,133)	$86,751
Dilutive impact related to the PSU plan(1)	(663)	(1,226)	(1,134)	(2,178)
Diluted (loss) earnings	$(40,346)	$(3,875)	$(114,267)	$84,573

Basic weighted average common shares (in thousands)	218,384	297,455	218,480	297,353
Dilutive impact of stock options (in thousands)	—	—	—	544
Dilutive impact related to the RSU plan (in thousands)(2)	—	—	—	737
Dilutive impact related to the PSU plan (in thousands)(1)	1,285	—	1,285	—
Diluted weighted average common shares (in thousands)	219,669	297,455	219,765	298,634

(Loss) earnings per share:
Basic	$(0.18)	$(0.01)	$(0.52)	$0.29
Diluted	$(0.18)	$(0.01)	$(0.52)	$0.28
(1)Relates to the Company’s Performance Share Unit Plan.
(2)Relates to the Company’s Restricted Share Unit Plan.
For the three months ended June 30, 2023 and 2022, certain potentially anti-dilutive securities, including stock options, were excluded from the calculation of diluted (loss) earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
RSUs and stock options excluded from (loss) earnings per share (in thousands)	1,955	1,446	1,573	195
ASPP impact excluded from (loss) earnings per share (in thousands)	939	—	939	—
c. Dividends

On July 31, 2023, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on August 15, 2023.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Supplemental cash flow disclosures
Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Decrease in amounts receivable	$62,159	$79,871	$13,424	$16,201
Decrease (increase) in inventory	2,392	(6,443)	23,133	(14,294)
Decrease in other current assets	294	2,138	2,925	4,988
Decrease in trade creditors, accruals and other liabilities	(18,254)	(36,835)	(66,890)	(32,224)
Increase (decrease) in other taxes payable	1,344	(5,838)	(419)	(6,607)
Changes in working capital	$47,935	$32,893	$(27,827)	$(31,936)
13. Commitments and contingencies
Commitments
As of June 30, 2023, the Company had entered into contracts to acquire PP&E totaling $11.6 million.
Contingencies
Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.
14. Financial instruments
The Company’s financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets (including amounts receivable from Orion) and other current liabilities (including the deferred milestone payment to Waterton Nevada Splitter, LLC (“Waterton”) and a share repurchase liability).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s Corporate Facility (revolving credit facility where $398.1 million is available to be drawn upon), mitigating credit risk, and, on an ongoing basis, the Company monitors its derivative position exposures.

	June 30, 2023	December 31, 2022
Derivative instrument assets
Current
Foreign exchange contracts	$2,620	$112
Fuel contracts	481	2,572
Gold contracts	2,676	—
Royal Gold deliverables(1)	70	1,410
Copper contracts	4,920	7,697
	10,767	11,791
Non-current
Foreign exchange contracts	2,931	633
Fuel contracts	174	444
Copper contracts	1,975	4,450
	5,080	5,527
Total derivative instrument assets	$15,847	$17,318

Derivative instrument liabilities
Current
Foreign exchange contracts	$4,512	$14,088
Fuel contracts	482	80
Royal Gold deliverables(1)	456	21
	5,450	14,189
Non-current
Foreign exchange contracts	1,224	4,575
Fuel contracts	381	13
	1,605	4,588
Total derivative instrument liabilities	$7,055	$18,777
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at June 30, 2023 that are accounted for as hedges are summarized below:

		Average Strike Price				Total Position(1)
Instrument	Unit	H2 2023	2024	2025	Type
Fuel hedge contracts
ULSD zero-cost collars	Barrels	$97/$107	$99/$112	N/A	Fixed	42,000
ULSD swap contracts	Barrels	$105	$99	$107	Fixed	108,200
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.27/$1.33	$1.28/$1.36	$1.32/$1.37	Fixed	437,000,000
US$/C$ forward contracts	CAD	$1.29	$1.32	$1.35	Fixed	300,000,000
Copper contracts
Copper zero-cost collars	Pounds	$4.00/$4.88	$4.00/$5.06	N/A	Fixed	19,510,887
(1)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2025.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2025.
Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming arrangement) to manage the risk associated with changes to the London Metal Exchange (“LME”) copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivatives contracts recognized in other comprehensive income (“OCI”) and the portion of the fair value changes reclassified to the statements of (loss) earnings:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Decrease in the fair value of derivative financial instruments	$14,048	$2,701	$12,360	$614
Reclassified to net (loss) earnings	(2,071)	8,781	(4,669)	9,113
Decrease in the fair value of derivative instruments included in OCI(1)	$11,977	$11,482	$7,691	$9,727
(1)Includes tax expense of $1.7 million for three months ended June 30, 2023 (2022 - tax expense of $4.2 million) and $1.7 million for the six months ended June 30, 2023 (2022 - $3.6 million for six months).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at June 30, 2023 are expected to settle by the end of the third quarter of 2023, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Gold Options
Gold put option contracts	Ounces	Fixed	75,000
Royal Gold deliverables
Gold forward contracts	Ounces	Float	22,346
Copper forward contracts	Pounds	Float	2,370,000
(1)Total amounts expressed in the units identified.
Gold contracts
In the second quarter of 2023, the Company purchased gold put option contracts for the total premium of $2.8 million to manage the risk associated with movements of the London Bullion Market Association (“LBMA”) gold prices during an anticipated short-term period of concentrated gold ounces sales period as a result of the restart of the Öksüt Mine. The options allow full participation to the upside price movements in the gold price while protecting against downward movements in pricing for a portion of expected gold sales during the period from July to October 2023. The put option program consists of 75,000 gold ounces at an average put price of $1,942 per ounce. The options will be priced against the average weekly LBMA price fixings. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices. Mark-to-market adjustments and realized gains are recorded in other non-operating (income) expenses.
Royal Gold deliverables

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants, to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders, collectively, the customers of the Mount Milligan Mine (the “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
b.Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment equal to an amount ranging from 50% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at June 30, 2023 and December 31, 2022, are summarized as follows:

	June 30, 2023	December 31, 2022
Trade receivables prior to mark-to-market adjustment	$24,286	$29,624
Mark-to-market adjustment related to gold and copper concentrate	(5,535)	7,294
Mark-to-market adjustment related to molybdenum products sold	308	3,775
Provisionally-priced trade receivables	$19,059	$40,693
As at June 30, 2023 and December 31, 2022, the Company’s net receivable receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Copper	Pounds	21,810,326	17,439,697	3.75	3.81
Gold	Ounces	19,198	33,672	1,921	1,831
Molybdenum	Pounds	251,724	563,302	22.64	26.88

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to mark-to-market adjustment, the mark-to-market adjustments made during the period, and the fair value of provisionally-priced payables as at June 30, 2023 and December 31, 2022, are summarized as follows:

	June 30, 2023	December 31, 2022
Accounts payable prior to mark-to-market adjustment	$18,991	$28,453
Mark-to-market adjustment to molybdenum concentrate	(13,752)	35,743
Provisionally-priced accounts payable	$5,239	$64,196
As at June 30, 2023 and December 31, 2022, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Molybdenum	Pounds	1,626,672	3,308,436	20.99	31.00
c. Share repurchase liability
On June 29, 2023, the Company recognized a financial liability in the amount of $5.7 million (C$7.6 million) associated with its ASPP. See note 11.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

d. Fair value measurement
Classification and the fair value measurement by the level of financial assets and liabilities in the condensed consolidated interim statements of financial position were as follows:

June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$19,059	$—	$19,059
Marketable securities	4,811	—	—	4,811
Derivative financial instruments	—	15,847	—	15,847
	$4,811	$34,906	$—	$39,717

Financial liabilities
Provisionally-priced accounts payable	$—	$5,239	$—	$5,239
Deferred milestone payment to Waterton	—	31,361	—	31,361
Derivative financial instruments	—	7,054	—	7,054
	$—	$43,654	$—	$43,654

December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets
Provisionally-priced trade receivables	$—	$40,693	$—	$40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$830	$58,011	$—	$58,841

Financial liabilities
Provisionally-priced accounts payable	$—	$64,196	$—	$64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$—	$113,844	$—	$113,844
During the three and six months ended June 30, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Valuation Techniques
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
Deferred milestone payment to Waterton
The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 16), was measured at fair value using the present value method at the date of acquisition. Subsequently, the carrying value of the deferred milestone payment is accreted to its stated amount using the effective interest rate method.
15. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended June 30, 2023
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$20,932	$87,536	$76,050	$184,518	$—	$184,518
Cost of sales
Production costs	4,312	76,320	72,912	153,544	—	153,544
Depreciation	2,263	19,880	1,174	23,317	—	23,317
Earnings (loss) from mine operations	$14,357	$(8,664)	$1,964	$7,657	$—	$7,657
Exploration and evaluation costs	438	922	2,485	3,845	17,191	21,036
Corporate administration	—	—	—	—	10,432	10,432
Care and maintenance	—	—	4,344	4,344	2,310	6,654
Reclamation recovery	—	—	(5,725)	(5,725)	(2,513)	(8,238)
Other operating expenses	4,961	3,004	1,054	9,019	—	9,019
Earnings (loss) from operations	$8,958	$(12,590)	$(194)	$(3,826)		$(31,246)
Other non-operating income					(1,165)	(1,165)
Finance costs					3,106	3,106
Loss before income tax						$(33,187)
Income tax expense					6,496	6,496
Net loss						$(39,683)
Additions to PP&E	$7,050	$11,869	$67	$18,986	$1,836	$20,822

Three months ended June 30, 2022
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$—	$99,006	$68,648	$167,654	$—	$167,654
Cost of sales
Production costs	—	69,836	70,515	140,351	—	140,351
Depreciation	—	26,478	1,461	27,939	—	27,939
Earnings (loss) from mine operations	$—	$2,692	$(3,328)	$(636)	$—	$(636)
Exploration and evaluation costs	1,237	3,095	—	4,332	9,117	13,449
Corporate administration	—	—	—	—	11,511	11,511
Care and maintenance	—	—	4,286	4,286	3,519	7,805
Reclamation recovery	—	—	(40,910)	(40,910)	—	(40,910)
Other operating expenses	215	3,036	375	3,626	—	3,626
(Loss) earnings from operations	$(1,452)	$(3,439)	$32,921	$28,030		$3,883
Other non-operating expenses					1,263	1,263
Finance costs					2,680	2,680
Loss before income tax						$(59)
Income tax expense					2,590	2,590
Net loss						$(2,649)
Additions to PP&E	$5,603	$18,259	$186	$24,048	$1,221	$25,269

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Six months ended June 30, 2023
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$20,932	$198,473	$191,642	$411,047	$—	$411,047
Cost of sales
Production costs	4,312	160,890	192,635	357,837	—	357,837
Depreciation, depletion and amortization	2,263	37,169	2,393	41,825	—	41,825
Earnings (loss) from mine operations	$14,357	$414	$(3,386)	$11,385	$—	$11,385
Exploration and evaluation costs	850	1,303	5,032	7,185	31,761	38,946
Corporate administration	—	—	—	—	25,224	25,224
Care and maintenance	—	—	9,037	9,037	5,451	14,488
Reclamation expense	—	—	7,328	7,328	—	7,328
Other operating expenses	15,380	4,797	1,732	21,909	—	21,909
Loss from operations	$(1,873)	$(5,686)	$(26,515)	$(34,074)		$(96,510)
Other non-operating income					(4,345)	(4,345)
Finance costs					6,474	6,474
Loss before income tax						$(98,639)
Income tax expense					14,494	14,494
Net loss						(113,133)
Additions to PP&E	$10,729	$16,140	$102	26,971	$1,841	$28,812

Six months ended June 30, 2022
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$101,593	$233,067	$128,217	$462,877	$—	$462,877
Cost of sales
Production costs	21,142	128,433	135,001	284,576	—	284,576
Depreciation, depletion and amortization	12,576	49,933	2,919	65,428	—	65,428
Earnings (loss) from mine operations	$67,875	$54,701	$(9,703)	$112,873	$—	$112,873
Exploration and evaluation costs	1,678	6,509	—	8,187	13,422	21,609
Corporate administration	—	—	—	—	23,789	23,789
Care and maintenance	—	—	8,015	8,015	6,549	14,564
Reclamation recovery	—	—	(82,874)	(82,874)	—	(82,874)
Other operating expenses	215	6,082	823	7,120	—	7,120
Earnings from operations	$65,982	$42,110	$64,333	$172,425		$128,665
Other non-operating expenses					6,585	6,585
Finance costs					3,572	3,572
Earnings before income tax						$118,508
Income tax expense					31,757	31,757
Net earnings						86,751
Additions to PP&E(1)	$5,085	$28,003	$408	$33,496	$201,949	$235,445
(1)Corporate and other includes PP&E related to the acquisition of the Goldfield Project (note 16).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Acquisition of the Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC, owner of the Goldfield Project in Nevada, USA, from Waterton. Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash consideration(1)	$176,737
Deferred milestone payment, measured at the fair value on the acquisition date(2)	30,054
Total purchase consideration	$206,791
(1)Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
(2)The milestone payment shall become payable upon the earlier of: (i) the date that is 18 months following closing; (ii) Centerra making a construction decision with respect to the project; and, (iii) a change of control event. At the option of the Company, the deferred milestone payment is payable in cash or common shares of the Company (note 4).

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$64
Property, plant and equipment	205,957
Other non-current assets	1,200
Accounts payable	(153)
Provision for reclamation	(277)
Total assets acquired, net of liabilities assumed	$206,791

The Company incurred acquisition-related costs of $2.3 million, which were separately capitalized to the property, plant and equipment acquired.